UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 6)

                               I.C.H. Corporation

                                (Name of Issuer)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                    44926L300
                                 (CUSIP Number)

                               Michael W. Gibbons
                      1290 North Hancock Street, Suite 203B
                               Anaheim California
                                  714-701-1470
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Michael W. Gibbons               _______________

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF           7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                     262,300 **
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                          262,300 **

                              10       SHARED DISPOSITIVE POWER
                                               00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    262,300 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.41%

14   TYPE OF REPORTING PERSON

     IN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



** Inclusive of the 77,500 Shares owned through Fairmont Capital, Inc.

SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fairmont Capital, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California

           NUMBER OF           7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                       77,500
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                            77,500

                              10       SHARED DISPOSITIVE POWER
                                               00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    77,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.78%

14   TYPE OF REPORTING PERSON


     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment #6 is filed by (1) Michael W. Gibbons ("Gibbons"), and (2) Fairmont Capital, Inc. ("Fairmont"). Gibbons and Fairmont are hereinafter referred to as the "Reporting Persons." Reporting Persons refer to and incorporate by reference the information in their Schedule 13D as amended through Amendment No. 5 to such schedule (the "Schedule 13D"). This Amendment reports only information which has changed since the filing of the Schedule 13D, and defined terms in the Schedule 13D are not redefined herein.


Item 4.      Purpose of the Transaction.

The Reporting Parties further update and supplement Item 4 of the Schedule 13D as follows:

Starting in November of 2001, Fairmont made a series of offers to acquire ICH or its subsidiary Sybra. In response, management chose not to negotiate, and to keep up all barriers to any deal (e.g., refusing to remove poison pills designed to stop changes of control, refusing to call shareholders' meetings, refusing to give shareholders the right to call their own meetings, limiting/terminating due diligence). In Reporting Parties' view, management acted solely to keep their own jobs - at the detriment of all creditors and shareholders.

Fairmont last made an all cash "no conditions" offer on January 29, 2002 to the management of ICH which would have entailed no loss to any creditors and would have resulted in the shareholders receiving some value on their investments. However, it would have resulted in management's top 2 officers - John Bicks and Robert Drechsler, losing their jobs. Management of ICH did not respond to the offer, but rather chose to keep their jobs and voluntarily filed chapter 11 on February 5, 2002.

Throughout the bid process, it became very apparent to Reporting Parties that Bicks and Drechsler, were not interested in maximizing shareholder value, nor creditor value, but rather had always intended to file for bankruptcy. In the last few months, they and the Board rapidly sold their shares (from 15.7% to about 1.5% of the Company's total outstanding common stock) in preparation of this bankruptcy. These stock sales occurred even though other shareholders may not have had adequate disclosure of the seriousness of the Company's financial problems, nor that the officers and Board were "abandoning the ship".

Indeed, the story that Reporting Parties had heard circulating in the financial markets since the middle of last year was that management intended to try to buy or act with others (most likely RTM) to buy Sybra in chapter 11 through a transaction that would wipe out stockholders and not pay secured or unsecured creditors in full. In the Company's Form 10Q filed on November 14, 2001 (for the quarter ending September 30, 2001), the Company disclosed that it was in discussions with potential investors towards making an investment of equity capital at the Sybra level which would likely have the effect of significantly diluting, if not eliminating, the value of the Company's equity interest in Sybra - the Company's only material asset." On March 22, 2002, those "stories" came true when ICH and RTM issued press releases disclosing senior management's joint venture restructuring plan with RTM.

On April 1, 2002, Reporting Parties delivered to the Board of Directors of Sybra, Inc. a written offer to form a new entity to purchase the assets and assume the liabilities of Sybra, Inc. for a payment of $5.1 million ("Sybra Offer").

As part of the Sybra Offer, Fairmont will share the equity of the new entity by allowing the unsecured creditors of ICH to co-invest in up to 5% of the equity. Fairmont will also allow the shareholders of ICH to co-invest in up to another 5% of the equity.

The acquired assets and assumed liabilities would not include:

|X|      John Bicks' and Robert Drechsler's Employment Agreements;

|X|      The New York Headquarters office lease; and

|X|      The San Diego Headquarters office lease.

The Sybra Offer is conditioned upon:

(a) A restructuring of Sybra's assumed debt with its secured creditors. Under this restructuring, the secured creditors will get 100 cents on the dollar (100%).


(b) A new $10 million revolving credit facility that the secured creditors would agree to subordinate to at closing.



The Sybra Offer is not subject to any additional due diligence as a pre-condition. However, it does require that Fairmont be given true access, with no limitations, to the Company's information and operating management. Previously, the Company has been incomplete in its disclosures and since December 2001, has refused to give Fairmont any due diligence materials or other information.







Item 7.      Materials to be Filed as Exhibits:

          Exhibits   Document
          -------    --------


          99.8.      Revised Offer Letter  Concerning  Sybra, Inc. dated
                     April 1, 2002 from Fairmont Capital, Inc. to the Board of Directors of Sybra, Inc.


After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:       April 2, 2002


                                       By:   /s/ Michael W. Gibbons
                                            ------------------------------------
                                              Michael W. Gibbons



                                                     FAIRMONT CAPITAL, INC.



                                       By:   /s/ Michael W. Gibbons
                                            ------------------------------------
                                              Michael W. Gibbons, President

EXHIBIT 99.8


                             Fairmont Capital, Inc.

                      1290 North Hancock Street, Suite 203B
                         Anaheim, California 92807-1925
                            Telephone: (714) 701-1470
                            Facsimile: (714) 701-1474




                                  April 1, 2002


Via Fax (858) 535-1634, Via Fax (212) 317-0959 and Federal Express


Board of Directors
Sybra, Inc.
9255 Towne Centre Drive
Suite 600
San Diego, CA 92121

         RE: Revised Offer Letter Concerning Sybra, Inc.

Dear Board of Directors:

     As you aware, we, Fairmont Capital, Inc. ("Fairmont") and its affiliates, are the largest shareholder of I.C.H. Corporation (the "Company" or "ICH").

         Fairmont is a private equity firm that specializes, among other things, in turning around and investing in distressed businesses, including restaurants. Currently, we own 262,300 shares of ICH stock which represents approximately 9.41% of all of the issued and outstanding ICH common stock.

         Starting in November of 2001, Fairmont made a series of offers on ICH or its subsidiary Sybra. In response, management chose not to negotiate, and to keep up all barriers to any deal (e.g., refusing to remove poison pills designed to stop changes of control, refusing to call shareholders' meetings, refusing to give shareholders the right to call their own meetings, limiting/terminating due diligence). Management acted solely to keep their own jobs - at the detriment of all creditors and shareholders.

         Fairmont last made an all cash "no conditions" offer on January 29, 2002 to the management of ICH which would have entailed no loss to any creditors and would have resulted in the shareholders receiving some value on their investments. However, it would have resulted in management's top 2 officers - John Bicks and Robert Drechsler, losing their jobs. Management of ICH did not respond to the offer, but rather chose to keep their jobs and voluntarily filed chapter 11 on February 5, 2002.

         Throughout our bid process, it became very apparent to us that Bicks and Drechsler, were not interested in maximizing shareholder value, nor creditor value, but rather had always intended to file for bankruptcy. In the last few months, they and the Board rapidly sold their shares (from 15.7% to about 1.5% of the Company's total outstanding common stock) in preparation of this bankruptcy. These stock sales occurred even though other shareholders may not have had adequate disclosure of the seriousness of the Company's financial problems, nor that the officers and Board were "abandoning the ship".

         Indeed, the story circulating in the financial markets since the middle of last year was that management intended to try to buy or act with others (most likely RTM) to buy Sybra in chapter 11 through a transaction that would wipe out stockholders and not pay secured or unsecured creditors in full. Indeed, in the Company's Form 10Q filed on November 14, 2001 (for the quarter ending September 30, 2001), the Company disclosed that it was in discussions with potential investors towards making an investment of equity capital at the Sybra level which would likely have the effect of significantly diluting, if not eliminating, the value of the Company's equity interest in Sybra - the Company's only material asset." On March 22, 2002, those "stories" came true when ICH and RTM issued press releases disclosing senior management's joint venture restructuring plan with RTM.



Acquisition Offer


          An entity to be formed by Fairmont will purchase the acquired assets and assume the liabilities of Sybra, Inc. for a payment of $5.1 million.

         Fairmont will share the equity of the new entity by allowing the unsecured creditors of ICH to co-invest in up to 5% of the equity. Fairmont will also allow the shareholders of ICH to co-invest in up to another 5% of the equity.

         The acquired assets and assumed liabilities would not include:

|X|      John Bicks' and Robert Drechsler's Employment Agreements;

|X|      The New York Headquarters office lease; and

|X|      The San Diego Headquarters office lease.



Conditions


         This proposal is conditioned upon:

(c) A restructuring of Sybra's assumed debt with its secured creditors. Under this restructuring, the secured creditors will get 100 cents on the dollar (100%).


(d) A new $10 million revolving credit facility that the secured creditors would agree to subordinate to at closing.



         This proposal is not subject to any additional due diligence as a pre-condition. However, we will need to have true access, with no limitations, to the Company's information and operating management. Previously, the Company has been incomplete in its disclosures and since December 2001, has refused to give Fairmont any due diligence materials or other information.

         Fairmont would only have the right to terminate the transaction in the event that a material adverse change in the business occurs or a material adverse aspect of the business was not disclosed.

         Although we have sent this letter to you first, in light of the significance of this proposal, this letter will be attached to our next 13D filing.

         If you have any questions regarding this proposal, please do not hesitate to call us at (714) 701-1470.

                                                     Sincerely,




                                                     Michael W. Gibbons
                                                     President



cc:      Mr. Timothy Greenleaf, Managing Director
                  Fairmont Capital, Inc.
         Mr. Mark Gill, Principal
                  Fairmont Capital, Inc.
         John A. Bicks, Esq., Director
         Robert H. Drechsler, Esq., Director
         Mr. Ronald W. Cegnar, Director
         Mr. Bruce Kallins, Director
         Mr. Carl D. Robinson, Director
         Mr. Raymond L. Steele, Director
         Unsecured Creditors Committee of ICH Corporation
         Pamela J. Lustrin, Esq.
                  U.S. Trustee for I.C.H. Corporation